Exhibit 99.1

Empower Clinics, Inc. Formerly,

S.M.A.A.R.T Holdings Inc.

AMENDED INTERIM CONSOLIDATED UNAUDITED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED June 30, 2018

(Unaudited)

(IN US DOLLARS)

Amendment

These Amended Interim Consolidated Unaudited Financial Statements have been amended to include the balances in the interim consolidated unaudited statement of equity as at June 30, 2017.

Notice To Reader

The accompanying unaudited condensed interim consolidated financial statements of Empower Clinics
Inc. Formerly S.M.A.A.R.T Holdings Inc., (the "Company") have been prepared by and are the responsibility of management. The unaudited condensed interim consolidated financial statements have not been reviewed by the Company's auditors.

EMPOWER CLINICS INC.,

FORMERLY S.M .A.A.R.T HOLDINGS INC.

Interim Consolidated Unaudited Statements of Financial Position

Expressed in United States dollars

		June 30, 2018	December 31, 2017
		(Unaudited)	(Audited)
Assets

Current Assets
Cash		$–	$–
Amounts receivable		469,712	847
Prepaid expense		31,773	24,012
Due from a related party	14	–	133,775
		501,485	158,634
Non-current assets

Property, plant and equipment	5	134,988	36,128
Intangible assets	6	216,828	249,996
Assets held for sale	7	185,044	185,044

Total assets		$1,038,345	629,802

Liabilities and Shareholders’ Equity

Current liabilities

Bank Indebtedness		$11,167	$7,148
Accounts payable and accruals		795,353	1,449,555
Notes payable	8	574,151	404,370
Due to related parties		12,420	16,170
Convertible debenture payable	9	–	1,835,225
Secured loan payable	10	696,005	676,849
Derivative liability	11	1,588,375	1,047,347
Total current liabilities		3,677,471	5,436,664

Total liabilities		1,895,841	5,436,664

Shareholders` Equity
Share capital	11	6,761,240	550,744
Reserves	11,12	933,848	–
Equity portion of convertible debentures	9	–	222,417
Accumulated deficit		(10,334,214)	(5,580,023)
Total shareholders’ equity		(2,639,126)	(4,806,862)

Total liabilities and shareholders’ equity		$1,038,345	$629,802

Nature of operations and going concern (Note 1)

Commitments (Note 16)

Contingent liabilities (Note 17)

Subsequent events (Note 18)

Approved and authorized by the Board of Directors on August 29, 2018:

”Craig Snyder”	Director	”Emily Davis”	Director

The accompanying notes are an integral part of these consolidated financial statements.

1

EMPOWER CLINICS INC.,

FORMERLY S.M .A.A.R.T HOLDINGS INC.

Amended Interim Consolidated Unaudited Statements of Equity

Expressed in United States dollars

	Share Capital (Note 12)			Shares to be	Equity portion of convertible debentures	Accumulated
	Number	Amount	Reserves	issued	payable	Deficit	Total
Balance, December 31, 2016	16,100,000	$248,500	$–	$120,000	$222,417	$(2,470,102)	$(1,879,185)
Shares issued January 2017	32,237,225	302,244	–	(120,000)	–	–	182,244
Net loss for the period	–	–		–	–	(1,653,814)	(1,653,814)
Balance, June 30, 2017	48,337,225	$550,744	$–	$–	$222,417	$(4,123,916)	$(3,350,755)
Net loss for the period	–	–	–	–	–	(1,456,107)	(1,456,107)
Balance, December 31, 2017	48,337,225	$550,744	$–	$–	$222,417	$(5,580,023)	$(4,806,862)
Shares issued	26,627,732	7,288,791	–	–	(222,417)	–	7,066,374
Warrant allocation		(1,669,223)	80,848				(1,588,375)
Share based payments		590,928	853,000				1,443,928
Net loss for the period	–	–		–	–	(4,754,191)	(4,754,191)
Balance, June 30, 2018	74,966,957	$6,761,240	$933,848	$–	$–	$(10,334,214)	$(2,639,126)

The accompanying notes are an integral part of these consolidated financial statements.

2

EMPOWER CLINICS INC.,

FORMERLY S.M .A.A.R.T HOLDINGS INC.

Interim Consolidated Unaudited Statements of Operations and Comprehensive Loss

Expressed in United States dollars

	Six months ended	Six months ended	Three months ended	Three months ended
	June 30, 2018	June 30, 2017	June 30, 2018	June 30, 2017
Revenues

Clinic operations
Clinic revenues	$614,627	$826,431	$312,485	$417,646

Direct clinic expenses
Medical personnel costs	(161,947)	(239,583)	(81,794)	(126,759)
Travel clinic costs	(50,489)	(108,945)	(25,476)	(62,511)
Total direct clinic expenses	(212,435)	(348,528)	(107,270)	(189,270)

Net clinic revenues	402,191	477,903	205,215	228,376

Clinic operating expenses	(1,880,273)	(1,303,489)	(1,171,447)	(580,273)

Loss from clinic operations	(1,478,082)	(825,586)	(966,232)	(351,897)

Other expenses
Legal expense	(300,381)	(685,740)	(285,098)	(504,686)
Accretion expense	(214,680)	(219,458)	(28,480)	(160,782)
Interest expense	(84,425)	(68,364)	(39,412)	(39,873)
Depreciation expense	(34,535)	(51,569)	(8,633)	(26,244)
Other expense	–	(7,504)	–	(2,017)
Share based payments	(1,443,928)	–	–	–
Listing expense	(1,143,660)	–	(1,143,660)	–
Audit fees	(54,500)	(77,000)	–	(77,000)
	(3,276,109)	(1,109,635)	(1,505,283)	(806,568)

Loss before income taxes	(4,754,191)	(1,935,221)	(2,321,507)	(1,158,465)

Deferred tax recovery	–
Net loss and comprehensive loss for the period	$(4,754,191)	$(1,935,221)	(2,321,507)	(1,158,465)

Loss per share
Basic	$(0.08)	$(0.04)	$(0.07)	$(0.04)
Diluted	$(0.08)	$(0.04)	$(0.07)	$(0.04)

Weighted average number of shares outstanding
Basic	56,727,856	48,392,254	64,208,488	48,392,254
Diluted	56,727,856	48,392,254	64,208,488	48,392,254

The accompanying notes are an integral part of these consolidated financial statements.

3

EMPOWER CLINICS INC.,

FORMERLY S.M .A.A.R.T HOLDINGS INC.

Interim Consolidated Unaudited Statements of Cash Flows

Expressed in United States dollars

	Six months ended June 30, 2018	Six months ended June 30, 2017
Operating activities
Net loss for the period	$(4,754,191)	$(1,935,211)
Items not involving cash:
Share based payments	1,443,928	–
Shares issued for service	–	24,647
Listing expense	1,143,660	–
Accretion expense	214,680	219,458
Interest expense	84,425	65,177
Depreciation expense	34,535,	51,569
Impairment expense	–	–
Loss on disposition of assets	–	–
	(1,832,963)	(1,574,370)
Changes in working capital:
Accounts receivable	847	(3,210)
Prepaid expenses	(7,761)	(31,961)
Accounts payable and accruals	(519,072)	544,013
Net cash (used in) operating activities	(202,712)	(1,065,530)

Investing activities
Acquisition of property, plant and equipment	(108,800)	(8,067)
Cash acquired in reverse take-over transaction	13,000	–
Net cash (used in) investing activities	(95,800)	(8,067)

Financing activities
Proceeds from issue of shares	2,262,480	116,522
Advance of notes payable	205,000	–
Repayment of notes payable	–	(31,000)
Advance of convertible debentures payable	–	1,025,314
Advance from related party	(3,750)	–
Repayment to related party	–	(17,684)
Bank indebtedness	(8,981)	–
Net cash provided by financing activities	2,454,749	1,093,152

Increase (Decrease) in cash	–	19,555
Cash, beginning of period	–	5,154

Cash, end of period	$–	$24,709

The accompanying notes are an integral part of these consolidated financial statements.

4

EMPOWER CLINICS INC.,

FORMERLY S.M .A.A.R.T HOLDINGS INC.

Interim Unaudited Notes to the Consolidated Financial Statements

Six Months Ended June 30, 2018

Expressed in United States dollars

1.	Nature of Operations and Going Concern

SMAART Holdings Inc. (“SMAART” or the “Company”) was incorporated under the laws of the Province of British Columbia on April 28, 2015. SMAART owns a Nevada, USA subsidiary, SMAART Holdings Corp., which in turn owns the following subsidiaries (the “Subsidiaries”):

a)	Empower Healthcare Corporation (“Empower”) is an Oregon based corporation that, through its clinics in Oregon, and Washington State, provides physician services to patients in those states. Empower acquired the operations of Presto Quality Care Corporation (“Presto”) on July 12, 2015.

b)	SMAART Inc. is an Oregon based company that currently does not have an active business.

c)	The Hemp and Cannabis Company (“THCC Oregon”) and The Hemp and Cannabis Company Access Points Oregon (“THCF Access Points Oregon”), These are Oregon companies that currently do not have active businesses.

d)	The Hemp and Cannabis Company (“THCC Washington”) and The Hemp and Cannabis Company Access Points Washington (“THCF Access Points Washington”), Washington companies that currently do not have active businesses.

e)	CanMed Solutions Inc., is an Oregon corporation that was incorporated on January 27, 2017. The Company does not have an active business.

During the period covered by these financial statements, the business of SMAART and its subsidiaries was limited to the provision of physician services through Empower in the states listed above.

At June 30, 2018, the Company had a working capital deficiency of $3,175,986 (2017 - $5,278,030) has not yet achieved profitable operations, has accumulated losses of $10,334,214 (2017 - $5,580,023). The Company has limited revenues and the ability of the Company to ensure continuing operations is dependent on the Company’s ability to raise sufficient funds to finance development activities and expand sales. These circumstances represent a material uncertainty that may cast significant doubt on the Company’s ability to continue as a going concern and ultimately the appropriateness of the use of accounting principles applicable to a going concern. These consolidated financial statements have been prepared using accounting principles applicable to a going concern and do not reflect adjustments, which could be material, to the carrying values of the assets and liabilities. See note 20 for subsequent events.

2.	Basis of presentation:

a)        Statement of compliance

The Company applies International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board (“IASB”) and interpretations issued by the IFRS Interpretations Committee. These unaudited interim condensed consolidated financial statements have been prepared in accordance with International Accounting Standard 34 - Interim Financial Reporting. Accordingly, they do not include all of the information required for full annual financial statements.

b)        Basis of presentation

These financial statements have been prepared on the historical costs basis except instruments that are measured at fair value, as detailed in the Company’s accounting policies.

c)        Functional and presentation currency

The Company’s functional currency, as determined by management is the US dollar. These financial statements are presented in US dollars.

5

EMPOWER CLINICS INC.,

FORMERLY S.M .A.A.R.T HOLDINGS INC.

Interim Unaudited Notes to the Consolidated Financial Statements

Six Months Ended June 30, 2018

Expressed in United States dollars

2. Basis of Presentation (continued):

d)        Use of estimates and judgements

The preparation of these consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the reported amounts of assets, liabilities and contingent liabilities at the date of the consolidated financial statements and reported amounts of revenues and expenses during the reporting period. Estimates and assumptions are continuously evaluated and are based on management’s experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. However, actual outcomes can differ from these estimates

Significant assumptions about the future and other sources of estimation uncertainty that management has made at the statement of financial position date, that could result in a material adjustment to the carrying amounts of assets or liabilities in the event that actual results differ from the assumptions made, relate to, but are not limited to the following:

i)	The inputs used in accounting for share based payments in the consolidate statements of operations and comprehensive loss;

ii)	The inputs used in assessing the recoverability of deferred tax assets to the extent that the deductible temporary differences will reverse in the foreseeable future and that the Company will have future taxable income; and

iii)	The bifurcation of the convertible debt into liability and equity components and the determination of a market rate of interest.

Significant judgments used in the preparation of these financial statements include, but are not limited to those relating to the assessment of the Company’s ability to continue as a going concern, useful life of fixed assets, impairment of assets and valuation of the acquisition of the assets of Presto.

3. Significant Accounting Policies:

a)    Basis of consolidation

The consolidated financial statements include the accounts of the Company and the subsidiaries.

The consolidated financial statements incorporate the financial statements of the Company and entities controlled by the Company. The Company controls an entity when it is exposed, or has the rights, to variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. All significant inter-company transactions and balances are eliminated on consolidation

b)    Revenue Recognition

Revenue is measured at the fair value of the consideration received or receivable, and represents amounts receivable for services rendered, stated net of discounts. The Company recognizes revenue when the amount of revenue can be reliably measured, when it is probable that future economic benefits will flow to the Company, and when specific criteria have been met for each of the Company's activities, as described below. The Company recognizes revenue from the rendering of patient services in the accounting period in which the physicians services are rendered.

c)    Clinic Expenses

The Company includes the costs of medical personal and the travel costs related to the travel medical clinics in Direct Clinic Expenses. The Company includes all other costs related to the clinics including the administrative and overhead costs of running the clinics in Clinic Operating Costs.

6

EMPOWER CLINICS INC.,

FORMERLY S.M .A.A.R.T HOLDINGS INC.

Interim Unaudited Notes to the Consolidated Financial Statements

Six Months Ended June 30, 2018

Expressed in United States dollars

3. Significant Accounting Policies (continued):

d)    Property, plant and equipment

Property, plant and equipment is measured at cost less accumulated amortization and impairment losses. Amortization is provided using the following terms and method:

Building Straight-line 15 years

Farm Equipment Straight-line 3 years

Farm Furniture Straight-line 5 years

Computer software and equipment Straight-line 3 years

Office equipment and furniture Straight-line 3 years

An asset’s residual value, useful life and amortization method are reviewed at each financial year end and adjusted if appropriate. When parts of an item of equipment have different useful lives, they are accounted for as separate items (major components) of equipment. Gains and losses on disposal of an item of equipment are determined by comparing the proceeds from disposal with the carrying amount of the equipment and are recognized in profit or loss.

e)    Impairment of long-lived assets

Long-lived assets, including equipment and intangible assets are reviewed for impairment at each statement of financial position date or whenever events or changes in circumstances indicate that the carrying amount of an asset exceeds its recoverable amount. For the purpose of impairment testing, assets that cannot be tested individually are grouped together into the smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other assets or groups of assets (the cash generating unit, or “CGU”). The recoverable amount of an asset or a CGU is the higher of its fair value, less costs to sell, and its value in use. If the carrying amount of an asset exceeds its recoverable amount, an impairment charge is recognized immediately in profit or loss by the amount by which the carrying amount of the asset exceeds the recoverable amount. Where an impairment loss subsequently reverses, the carrying amount of the asset is increased to the lesser of the revised estimate of recoverable amount, and the carrying amount that would have been recorded had no impairment loss been recognized previously.

Intangible assets with a finite useful life are stated in historical cost, less any accumulated amortization and any accumulated impairment losses. Historical costs includes all costs directly attributable to the acquisition. The patient records, trademarks, domain names and management software are amortized on a straight line basis over the estimated useful life of five years. Estimated useful lives and the amortization method are reviewed annually with the effect of any changes in estimates accounted for on a prospective basis.

f)     Income taxes

Income tax comprises current and deferred tax. Income tax is recognized in the statements of loss and comprehensive loss except to the extent that it relates to items recognized directly in shareholders’ equity, in which case the income tax is also recognized directly in shareholders’ equity.

Current tax is the expected tax payable on the taxable income for the period, using tax rates enacted at the end of the reporting period, and any adjustments to tax payable in respect of previous years.

The Company uses the liability method to account for income taxes. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the carrying amounts of existing assets and liabilities for accounting purposes, and their respective tax bases. Deferred tax assets and liabilities are measured using tax rates that have been enacted or substantively enacted applied to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in statutory tax rates is recognized in profit or loss in the year of change. Deferred tax assets are recorded when their recoverability is considered probable and are reviewed at the end of each reporting period.

Deferred tax assets and liabilities are presented as non-current.

7

EMPOWER CLINICS INC.,

FORMERLY S.M .A.A.R.T HOLDINGS INC.

Interim Unaudited Notes to the Consolidated Financial Statements

Six Months Ended June 30, 2018

Expressed in United States dollars

3. Significant Accounting Policies (continued):

g)  Loss per common share, basic and diluted

The Company presents basic and diluted earnings per share data for its common shares. Basic earnings per share is calculated by dividing the profit or loss attributable to common shareholders of the Company by the weighted average number of common shares outstanding during the period. Diluted earnings per share is determined by adjusting the profit or loss attributable to common shareholders and the weighted average number of common shares outstanding, for the effects of all dilutive potential common shares, which comprise warrants and share options issued. Items with an anti-dilutive impact are excluded from the calculation. The number of shares included with respect to options, warrants and similar instruments is computed using the treasury stock method.

h)  Financial instruments

The Company classifies its financial assets and liabilities depending on the purpose for which the financial instruments were acquired, their characteristics, and management intent.

Transaction costs

Transaction costs that are directly attributable to the acquisition or issue of financial assets and financial liabilities (other than financial assets and financial liabilities at fair value through profit or loss) are added to or deducted from the fair value of the financial assets or financial liabilities, as appropriate, on initial recognition. Transaction costs directly attributable to financial assets or liabilities at fair value through profit or loss are recognized immediately in profit or loss.

Financial assets

The Company initially recognizes financial assets at fair value on the date that they are acquired, adjusted for transaction costs, if applicable. All financial assets (including assets designated at fair value through profit or loss) are recognized initially on the date at which the Company becomes a party to the contractual provisions of the instrument. The Company derecognizes a financial asset when the contractual rights to the cash flows from the asset expire, or it transfers the rights to receive the contractual cash flows on the financial asset in a transaction in which substantially all the risks and rewards of ownership of the financial asset are transferred. Any interest in transferred financial assets that is created or retained by the Company is recognized as a separate asset or liability. The Company classifies its financial assets as financial assets at fair value through profit and loss or loans and receivables. A financial asset is classified at fair value through profit or loss if it is classified as held for trading or is designated as such upon initial recognition. Financial assets are designated at fair value through profit or loss if the Company manages such investments and makes purchase and sale decisions based on their fair value in accordance with the Company’s documented risk management or investment strategy. Financial assets at fair value through profit or loss are measured at fair value, and changes therein are recognized in profit or loss. Loans and receivables are financial assets with fixed or determinable payments that are not quoted in an active market. Such assets are recognized initially at adjusted fair value, adjusted for applicable transaction costs. Subsequent to initial recognition loans and receivables are measured at amortized cost using the effective interest method, less any impairment losses. The effective interest method is a method of calculating the amortized cost of a financial instrument and of allocating interest over the relevant period. The effective interest rate is the rate that discounts estimated future cash payments through the expected life of the financial instrument, or, where appropriate, a shorter period.

Financial liabilities

The Company initially recognizes financial liabilities at fair value on the date that they are originated, and are adjusted for transaction costs, if applicable. All financial liabilities (including liabilities designated at fair value through profit or loss) are recognized initially on the date at which the Company becomes a party to the contractual provisions of the instrument. The Company derecognizes a financial liability when its contractual obligations are discharged or cancelled or expire. The Company classifies its financial liabilities as either financial liabilities at fair value through profit and loss or other liabilities. Subsequent to initial recognition other liabilities are measured at amortized cost using the effective interest method. Financial liabilities at fair value are stated at fair value with changes being recognized in profit or loss.

8

EMPOWER CLINICS INC.,

FORMERLY S.M .A.A.R.T HOLDINGS INC.

Interim Unaudited Notes to the Consolidated Financial Statements

Six Months Ended June 30, 2018

Expressed in United States dollars

3. Significant Accounting Policies (continued):

Impairment of financial assets

Financial assets, other than those classified at fair value through profit and loss, are assessed for indicators of impairment at the end of the reporting period. Financial assets are considered to be impaired when there is objective evidence that, as a result of one or more events that occurred after the initial recognition of the financial asset, and that the loss event (events) has an impact on the estimated future cash flows of the financial asset that can be reliably estimated.

The amount of the impairment loss in respect of a financial asset measured at amortized cost is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows (excluding future credit losses) discounted at the financial asset’s original effective interest rate. The asset’s carrying amount is reduced and the amount of the loss is recognized in the statements of loss and comprehensive loss.

i)    Valuation of Equity Units issued in Private Placements

The Company has adopted a residual value method with respect to the measurement of shares and warrants issued as private placement units. The residual value method first allocates value to the most easily measurable component based on fair value and then the residual value, if any, to the less easily measurable component. The fair value of the common shares issued in private placements is determined to be the more easily measurable.

Compound financial instruments issued by the Company comprise convertible debt that can be converted to share capital at the option of the holder. The liability component of a compound financial instrument is recognized initially at the fair value of a similar liability that does not have an equity convertible option. The equity component is recognized initially as the difference between the fair value of the compound financial instrument as a whole and the fair value of the liability component. Any directly attributable transaction costs are allocated to the liability and equity components in proportion to their initial carrying amounts. Subsequent to initial recognition, the liability component of a compound financial instrument is measured at amortized cost using the effective interest rate method. The equity component of a compound financial instrument is not re-measured subsequent to initial recognition. Interest, dividends, losses and gains relating to the financial liability are recognized in profit or loss.

j)    Assets Held for Sale

Non-current assets, or disposal groups comprising assets and liabilities, are classified as held for sale if it is highly probable that they will be recovered primarily through sale rather than through continuing use. Such assets, or disposal groups, are generally measured as the lower of their carrying amount and fair value less costs to sell.

k)  Related party transactions

Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Parties are also considered to be related if they are subject to common control or common significant influence, related parties may be individuals or corporate entities. A transaction is considered to be a related party transactions when there is a transfer of resources or obligations between related parties.

9

EMPOWER CLINICS INC.,

FORMERLY S.M .A.A.R.T HOLDINGS INC.

Interim Unaudited Notes to the Consolidated Financial Statements

Six Months Ended June 30, 2018

Expressed in United States dollars

3. Significant Accounting Policies (continued):

l) Convertible Debenture

The convertible debentures were determined to be compound instruments, comprising liability and equity (common shares and warrants). As the debentures are convertible into common shares, the liability and equity components are presented separately. The initial carrying amount of the equity component of the convertible debentures is determined by using the Black-Scholes option pricing model to estimate the fair value the equity component at the grant date. Using the residual method, the carrying amount of the financial liability component is the difference between the principal amount and the initial carrying value of the equity component. The equity component, and any associated warrants recognized on conversion of the convertible debenture are recorded in reserves on the statement of financial position. The debentures, net of the equity components are accreted using the effective interest rate method over the term of the debentures, such that the carrying amount of the financial liability will equal the principal balance at maturity.

m)  Business Combinations

Business combinations are accounted for under the acquisition method. The consideration transferred for the acquisition of a subsidiary is the fair value of the assets transferred, the liabilities incurred and the equity interests issued by the Company, if any, at the date control is obtained. The consideration transferred includes the fair value of any liability resulting from a contingent consideration arrangement. Acquisition-related costs, other than share and debt issue costs incurred to issue financial instruments that form part of the consideration transferred, are expensed as incurred. Identifiable assets acquired and liabilities assumed in a business combination are measured initially at their fair value at the acquisition date. If a business combination is achieved in stages, the Company remeasures its previously held interest in the acquiree at its acquisition-date fair value and recognizes the resulting gain or loss, if any, in net income. Contingent consideration is classified as a provision and is measured at fair value, with subsequent changes recognized in income. If the contingent consideration is classified as equity, it is not remeasured until it is finally settled within equity. New information obtained during the measurement period, up to 12 months following the acquisition date, about facts and circumstances existing at the acquisition date affect the acquisition accounting.

4. New standards, Amendments and Interpretations

A number of new standards and amendments to standards and interpretations have been issued but have not yet been applied in preparing these financial statements, as set out below:

•	IFRS 9, Financial Instruments, addresses the classification, measurement and recognition of financial assets and financial liabilities. The complete version of IFRS 9 was issued in July 2014. It replaces the guidance in IAS 39 that relates to the classification and measurement of financial instruments. IFRS 9 retains but simplifies the mixed measurement model and establishes three primary measurement categories for financial assets: amortized cost, fair value through other comprehensive income (OCI) and fair value through profit or loss. The basis of classification depends on the entity’s business model and the contractual cash flow characteristics of the financial asset. Investments in equity instruments are required to be measured at fair value through profit or loss with the irrevocable option at inception to present changes in fair value in OCI not recycling. There is now a new expected credit losses model that replaces the incurred loss impairment model used in IAS 39. For financial liabilities, there were no changes to classification and measurement except for the recognition of changes in own credit risk in other comprehensive income, for liabilities designated at fair value through profit or loss. The standard is effective for accounting periods beginning on or after January 1, 2018. The Company adopted this standard during the period and it did not have a material impact on the consolidated financial statements.

10

EMPOWER CLINICS INC.,

FORMERLY S.M .A.A.R.T HOLDINGS INC.

Interim Unaudited Notes to the Consolidated Financial Statements

Six Months Ended June 30, 2018

Expressed in United States dollars

4. New standards, Amendments and Interpretations (continued)

•	IFRS 15, Revenue from Contracts with Customers, deals with revenue recognition and establishes principles for reporting useful information to users of financial statements about the nature, amount, timing and uncertainty of revenue and cash flows arising from an entity’s contracts with customers. Revenue is recognized when a customer obtains control of goods or services and thus has the ability to direct the use and obtain the benefits from the goods or services. The standard replaces IAS 18, Revenue, and IAS 11, Construction Contracts, and related interpretations. The standard is effective for annual periods beginning on or after January 1, 2018. The Company has adopted this standard during the period and it did not have a material impact on the consolidated financial statements

A number of new standards and amendments to standards and interpretations have been issued but have not yet been applied in preparing these financial statements, as set out below:

•	In January 2016, the IASB issued IFRS 16, Leases, which will replace IAS 17, Leases. Under IFRS 16, a contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. Under IAS 17, lessees were required to make a distinction between a finance lease and an operating lease. IFRS 16 now requires lessees to recognize a lease liability reflecting future lease payments and a right-of-use asset for virtually all lease contracts. There is an optional exemption for certain short-term leases and leases of low value assets; however, this exemption can only be applied by lessees. The standard is effective for annual periods beginning on or after January 1, 2019, with earlier application if IFRS 15 is also applied.

5. Property, Plant and Equipment

The Company operates clinics in Oregon and Washington State.

	Furniture and Equipment	Tennant Improvements	Total
Cost

Balance, December 31, 2016	15,000	–	15,000
Additions	11,598	20,000	31,598
Balance, December 31, 2017	26,598	20,000	46,598
Additions	9,279	99,522	108,801
Balance, June 30, 2018	35,877	119,522	155,399

Accumulated Amortization
Balance December 31, 2016	(6,602)	–	(6,602)
Amortization	(3,868)	–	(3,868)
Balance December 31, 2017	(10,470)	–	(10,470)
Amortization	(8,884)	(1,056)	(9,940)
Balance, June 30, 2018	(19,354)	(1,056)	(20,410)

Net Book Value
Balance, December 31, 2017	16,128	20,000	36,128
Balance, June 30, 2018	16,523	118,466	134,989

11

EMPOWER CLINICS INC.,

FORMERLY S.M .A.A.R.T HOLDINGS INC.

Interim Unaudited Notes to the Consolidated Financial Statements

Six Months Ended June 30, 2018

Expressed in United States dollars

6.        Intangible Assets

	Patient Records	Trademarks and Domain Names	Management Software	Total
Cost
Balance, December 31, 2017, and June 30, 2018	$356,893	$141,000	$73,000	$570,893

Accumulated Amortization/Impairment

Balance, December 31, 2016	$(35,690)	$(14,100)	$(7,300)	$(57,090)
Balance, December 31, 2017	$(213,897)	$(70,500)	$(36,500)	$(320,897)
Amortization	(18,901)	(9,400)	(4,867)	(33,168)

Balance, June 30, 2018	$(232,798)	$(79,900)	$(41,367)	$(354,065)

Net Book Value
Balance, December 31, 2017	$142,996	$70,500	$36,500	$249,996
Balance, June 30, 2018	$124,095	$61,100	$31,633	$216,828

7.        Assets Held for Sale

As at June 30, 2018 the Company has listed the facility and land in Portland, Oregon for sale

The following table shows the major classes of assets recorded as held for sale:

	Facility Portland	Land Portland	Total

Cost	–	–	–
Additions
Balance, December 31, 2017	$70,297	$119,703	$190,000
Additions	–	–	–
Balance, June 30, 2018	$70,297	$119,703	$190,000

Accumulated Amortization
Balance, December 31, 2017	$(4,956)	$–	$(4,956)
Amortization	–	–	–
Balance, June 30, 2018	$(4,956)	$–	$(4,956)

Net Book Value
Balance, December 31, 2017	$65,341	$119,703	$185,044
Balance, June 30, 2018	$65,341	$119,703	$185,044

Prior to their classification as assets held for sale, the land and facility in Portland were reported under Property, plant and equipment. The assets held for sale are included at the lower of their carrying value and their fair market value. The fair market value was based on comparable assets in the market place and was greater than the carrying value.

12

EMPOWER CLINICS INC.,

FORMERLY S.M .A.A.R.T HOLDINGS INC.

Interim Unaudited Notes to the Consolidated Financial Statements

Six Months Ended June 30, 2018

Expressed in United States dollars

8. Notes Payable

December 31, 2016	$87,016
Converted to convertible debentures (a)	(62,131)
Repayment (b)	(31,000)
Issue of notes payable (c)(d)	399,985
Interest	10,500
December 31, 2017	$404,370
Issue of notes payable (e)	205,000
Converted to shares (d)	(50,000)
Interest	14,781
June 30, 2018	$574,151

a)	During the year ending December 31, 2015, the Company issued three separate notes payable of CDN $20,000, USD $20,000 and CDN $25,000 bearing interest at 6% per annum and repayable on demand. These notes were converted to convertible debentures during the period ended December 31, 2017. See note 9(g).

b)	On November 6, 2015, the Company issued a $25,000 promissory note maturing 120 days from the date of issuance. Upon maturity, the promissory note will be repayable on demand and will bear interest at 1.5% compounding monthly. The note was repaid during the period ended December 31, 2017.

c)	On September 15, 2017, the Company acquired promissory notes that could be drawn down for up to $150,000 and $75,000 maturing on December 31, 2017. During the period ended December 31, 2017 $232,985 and $117,000 had been drawn respectively. Upon maturity, the promissory note will be repayable on demand and will bear interest at 6% per annum.

d)	On December 29, 2017, the Company acquired a $50,000 promissory note maturing on the date a go public transaction is completed. The unpaid Principal of this promissory note shall not accrue interest, but rather shall convert into common shares in the capital of the Debtor at the maximum permissible discount allowed pursuant to the rules of the Canadian Securities Exchange. The debt was converted and the shares were issued in April 2018 as part of the reverse take-over transaction. See note 11c).

e)	On February 5, 2018 and March 12, 2018, the Company acquired promissory notes in the amounts of $55,000 and $150,000 respectively. Upon maturity, the promissory note will be repayable on demand and will bear interest at 6% per annum.

9. Convertible Notes Payable

The Company has received the following proceeds net of costs, from the private placement issuance of debentures.

	December 31, 2017	December 31, 2016	December 31, 2015
June 11, 2015	$–	$–	$200,000
January 1, 2016	–	75,000	–
February 10, 2016	–	200,000	–
March 1, 2017	1,010,314	–	–
June 26,2017	130,000	–	–
July 31, 2017	115,000	–	–
August 22, 2017	40,000	–	–
Total	$1,295,314	$275,000	$200,000

The debentures are due one year from the date of issuance and are repayable in full with accrued interest at 7.5% per annum on maturity. The holder may at any time during the term of the debenture convert all or part into equity at a conversion price equal to a 25% discount to the next round of equity financing undertaken by the Company, into units (“Units”) of the Corporation consisting of one common share (each, a "Share") and one share purchase warrant (each, a “Warrant”), with each Warrant entitling the holder thereof to acquire one Share at an exercise price equal to 125% of the price of the next round of equity financing. As part of the reverse take-over transaction all of the debt was converted to shares. See note 11c).

13

EMPOWER CLINICS INC.,

FORMERLY S.M .A.A.R.T HOLDINGS INC.

Interim Unaudited Notes to the Consolidated Financial Statements

Six Months Ended June 30, 2018

Expressed in United States dollars

9. Convertible Notes Payable (continued)

Convertible debentures consist of the following:

	Loan component	Derivative liability	Equity component
Balance, December 31, 2016	$468,329	$–	$222,417
Issue of convertible debt (d)(e)(f)(h)(i)	582,879	1,038,912	–
Change in derivative fair value	–	8,435	–
Interest expense	116,644	–	–
Accretion expense	667,373	–	–
Balance, December 31, 2017	$1,835,225	$1,047,347	$222,417
Interest expense	43,270	–	–
Accretion expense	214,680	–	–
Conversion to shares	(2,093,175)	(1,047,347)	(222,417)
Balance June 30, 2018	–	–	–

a)	On June 11, 2015, the Company issued a convertible debenture of $200,000, expiring on June 11, 2016. The debt is past due and due on demand. The fair value of the equity component of the convertible debenture at the grant date was estimated using the Black-Scholes option pricing model with the following assumptions: a one year expected average life, share price of $0.0142; 100% volatility; risk-free interest rate of 0.66%; and an expected dividend yield of 0%. The fair value assigned to the conversion feature was $126,687. The amount was recorded to derivative liability until the conversion price was determined. The amount was moved to equity in 2016.

b)	On January 1, 2016, the Company issued a convertible debenture of $75,000, expiring on January 1, 2017. The debt is past due and due on demand. The fair value of the equity component of the convertible debenture at the grant date was estimated using the Black-Scholes option pricing model with the following assumptions: a one year expected average life, share price of $0.0142; 100% volatility; risk-free interest rate of 0.46%; and an expected dividend yield of 0%. The fair value assigned to the conversion feature was $47,446. The amount was recorded to derivative liability until the conversion price was determined. The amount was moved to equity in 2016.

c)	In February 10, 2016, the Company issued two convertible debentures totaling $200,000, expiring on February 10, 2017. The debt is past due and due on demand. The fair value of the equity component of the convertible debentures at the grant date was estimated using the Black-Scholes option pricing model with the following assumptions: a one year expected average life, share price of $0.0142; 100% volatility; risk-free interest rate of 0.66%; and an expected dividend yield of 0%. The fair value assigned to the conversion feature was $126,430. The amount was recorded to derivative liability until the conversion price was determined. The amount was moved to equity in 2016.

d)	On March 1, 2017, the Company raised $1,010,314 through the issue of convertible debentures net of finder fees, expiring on March 1, 2018. The fair value of the equity component of the convertible debentures at the grant date was estimated using the Black-Scholes option pricing model with the following assumptions: a one year expected average life, share price of $0.0056; 100% volatility; risk-free interest rate of 0.76%; and an expected dividend yield of 0%. The fair value assigned to the conversion feature was $653,626. The amount is recorded to derivative liability until the conversion price is determined.

e)	On June 26, 2017, the Company raised $130,000 through the issue of convertible debentures, expiring on June 26, 2018. The fair value of the equity component of the convertible debentures at the grant date was estimated using the Black-Scholes option pricing model with the following assumptions: a one year expected average life, share price of $0.0056; 100% volatility; risk-free interest rate of 0.76%; and an expected dividend yield of 0%. The fair value assigned to the conversion feature was $82,332. The amount is recorded to derivative liability until the conversion price is determined.

14

EMPOWER CLNICS INC.,

FORMERLY S.M .A.A.R.T HOLDINGS INC.

Interim Unaudited Notes to the Consolidated Financial Statements

Six Months Ended June 30, 2018

Expressed in United States dollars

9. Convertible Notes Payable (continued)

f)	On July 31, 2017, the Company raised $115,000 through the issue of convertible debentures, expiring on July 31, 2018. The fair value of the equity component of the convertible debentures at the grant date was estimated using the Black-Scholes option pricing model with the following assumptions: a one year expected average life, share price of $0.0056; 100% volatility; risk-free interest rate of 0.76%; and an expected dividend yield of 0%. The fair value assigned to the conversion feature was $72,831. The amount is recorded to derivative liability until the conversion price is determined.

g)	On July 31, 2017, there were 3 outstanding notes payable in the aggregate amount of $58,111 that were converted into convertible notes payable in the amount of $55,000 expiring on July 31, 2018. The fair value of the equity component of the convertible debentures at the grant date was estimated using the Black-Scholes option pricing model with the following assumptions: a one year expected average life, share price of $0.0056; 100% volatility; risk-free interest rate of 0.76%; and an expected dividend yield of 0%. The fair value assigned to the conversion feature was $34,832. The amount is recorded to derivative liability until the conversion price is determined.

h)	On July 31, 2017, the Company converted accounts payable in the aggregate amount of $268,366 into convertible notes payable expiring on July 31, 2018. The fair value of the equity component of the convertible debentures at the grant date was estimated using the Black-Scholes option pricing model with the following assumptions: a one year expected average life, share price of $0.0056; 100% volatility; risk-free interest rate of 0.76%; and an expected dividend yield of 0%. The fair value assigned to the conversion feature was $169,959.

i)	On August 22, 2017, the Company raised $40,000 through the issue of convertible debentures, expiring on August 22, 2018. The fair value of the equity component of the convertible debentures at the grant date was estimated using the Black-Scholes option pricing model with the following assumptions: a one year expected average life, share price of $0.0056; 100% volatility; risk-free interest rate of 0.76%; and an expected dividend yield of 0%. The fair value assigned to the conversion feature was $25,332. The amount is recorded to derivative liability until the conversion price is determined.

10. Secured Loan Payable

On June 12, 2015, the Company through its wholly owned subsidiary Empower acquired all of the assets of Presto in consideration for the assumption by the Company of Presto’s liability to Bayview Equities Ltd (the “Secured Party”) in the amount of $550,000 plus accrued interest of $126,849. The liability is secured by a grant to the Secured Party of a security interest in the assets of Empower. The liability bears interest at 6% per annum.

The amounts payable are:

	June 30, 2018	December 31, 2017	December 31, 2016
Principal	$550,000	$550,000	$550,000
Interest	146,005	126,849	$88,537
Total	$696,005	$676,849	$602,393

15

EMPOWER CLINICS INC.,

FORMERLY S.M .A.A.R.T HOLDINGS INC.

Interim Unaudited Notes to the Consolidated Financial Statements

Six Months Ended June 30, 2018

Expressed in United States dollars

11. Share Capital

Authorized:

Unlimited number of common shares without nominal or par value. The Issued and outstanding common share are:

	Share Capital
	Number	Amount
Balance, December 31, 2016	16,100,000	$248,500
Shares issued January 2017 (a)(*)	32,237,225	302,244
Balance, December 31, 2017	48,337,225	$550,744
Shares issued April 2018 (b)	8,443,473	2,617,477
Shares issued April 2018 (c)	11,642,184	3,412,939
Shares issued April 2018 (d)	2,544,075	788,663
Shares issued June 2018 (e)	2,000,000	469,712
Shares issued June 2018 (f)	2,000,000	590,928
Warrant allocation (b),(c),(e)	–	(1,669,223)
Balance, June 30, 2018	74,966,957	$6,761,240

a)	In January 2017, the Company raised $302,244 through the issue of 32,237,225 shares to its existing shareholders at a cost of $0.0094 per share.

b)	In April 2018, The Company completed a reverse take-over of Adira Energy Ltd. and completed the amalgamation and consolidation into Empower Clinics Inc. and as completed the requirements for a public listing on the Canadian Stock Exchange. In connection with the reverse take-over transaction the Company closed a concurrent financing at a cost of CDN$0.31 per share. A total of 8,443,473 shares were issued during the rights offering for proceeds of $2,617,477. As part of the offering the Company issued 627,378 warrants to agents. The warrants can be exercised for a share at a price of CDN$0.31 for two years. The warrants fair value was determined to be $80,848 using the Black-Scholes option pricing model. The following assumptions were used: risk-free interest rate – 2.11%; expected volatility 100%; dividend yield – nil; expected life – 2 years; and share price - CDN$0.31.

c)	As part of the reverse take-over transaction the Company converted debt with a face value of $2,165,446 for 11,642,184 units. Each unit is comprised of 11,642,184 shares and 11,642,184 warrants can be exercised for a share at a price of CDN$0.39 for two years. The warrants fair value was determined to be $1,716,058 using the Black-Scholes option pricing model. The following assumptions were used: risk-free interest rate – 2.11%; expected volatility 100%; dividend yield – nil; expected life – 2 years; and share price - CDN$0.31. As the exercise price is in a currency other than the Company’s functional currency the warrants have been recorded as a derivative liability.

d)	In connection with the reverse take-over transaction and amalgamation of Adira Energy Limited occurred. The share equity of Adira was converted at a ratio of 20:1, resulting in an issuance of 2,544,075 at $0.31 per share.

e)	In June 2018, the company issued 2,000,000 units at a share price of $0.31 for aggregate proceeds of $469,712. Each unit is comprised of 2,000,000 shares and 2,000,000 warrants can be exercised for a share at a price of CDN$0.36 for one year. The warrants fair value was determined to be $244,856 using the Black-Scholes option pricing model. The following assumptions were used: risk-free interest rate – 2.11%; expected volatility 100%; dividend yield – nil; expected life – 1 year; and share price - CDN$0.31. As the exercise price is in a currency other than the Company’s functional currency the warrants have been recorded as a derivative liability.

f)	In June 2018, the Company issued 2,000,000 shares to the CEO per employment contract, at a share price of CDN$0.39 per share, with a fair value of $590,928.

*On March 16, 2017, the shares of the Company were consolidated on the basis of one share for every three shares held. Following the consolidation, there were 48,337,225 shares outstanding.

The financial statement have incorporated the share split and share consolidation in the number of shares presented and the per share values.

16

EMPOWER CLINICS INC.,

FORMERLY S.M .A.A.R.T HOLDINGS INC.

Interim Unaudited Notes to the Consolidated Financial Statements

Six Months Ended June 30, 2018

Expressed in United States dollars

12. Share Based Payments

In August 2017, the Company issued a Board of Directors resolution to grant 3,050,000 stock options to senior executives and consultants of the Company at an exercise price of $0.10. The vesting commencement dates ranged from February 1, 2016 to February 26, 2017. The options expire five years from their vesting commencement date. 250,000 options vest immediately, 866,667 vest on the first anniversary of their issue date, 866.667 vest on the second anniversary of their issue and 866,667 vest on the third anniversary of their issue date. The fair value was determined to be $NIL using the Black-Scholes option pricing model. The following assumptions were used: risk-free interest rate – 0.76%; expected volatility 100%; dividend yield – nil; expected life – 5 years; and share price - $0.006.

In December 2017, the Company issued a Board of Directors resolution to grant 250,000 stock options to a consultant of the Company at an exercise price of $0.10. The options expire five years from their grant date. 83,333 vest on the first anniversary of their issue date, 83,333 vest on the second anniversary of their issue and 83,333 vest on the third anniversary of their issue date. The fair value was determined to be $NIL using the Black-Scholes option pricing model. The following assumptions were used: risk-free interest rate – 0.76%; expected volatility 100%; dividend yield – nil; expected life – 5 years; and share price - $0.006.

In May 2018, the Company issued a Board of Directors resolution to grant 3,850,000 stock options to senior executives and consultants of the Company at an exercise price of $0.38. The options vested immediately. The fair value was determined to be $1,098,000 using the Black-Scholes option pricing model. The following assumptions were used: risk-free interest rate – 2.11%; expected volatility 100%; dividend yield – nil; expected life – 5 years; and share price - $0.38.

	Number of Stock Options	Weighted Average Exercise Price

Balance, December 31, 2016	1,250,000	$0.10
Stock options with a vesting commencement date during the year	1,800,000	0.10
Balance, December 31, 2017	3,300,000	$0.10
Stock options with a vesting commencement date during the year	3,850,000	0.38
Balance, June 30, 2018	7,150,000	$0.25

As at June 30, 2018 the Corporation had the following stock options outstanding and exercisable:

	Number of Options	Number of Options	Remaining Contractual	Exercise
Expiry Date	Exercisable	Outstanding	Life (years)	Price
February 1, 2021	250,000	250,000	2.59	$0.10
December 16, 2021	–	1,000,000	3.46	$0.10
January 20, 2022	–	200,000	3.56	$0.10
February 20, 2022	–	1,200,000	3.64	$0.10
February 26, 2022	–	200,000	3.66	$0.10
August 1, 2022	–	200,000	4.09	$0.10
December 29, 2022	–	250,000	4.50	$0.10
May 25, 2023	–	3,850,000	4.98	$0.38

17

EMPOWER CLINICS INC.,

FORMERLY S.M .A.A.R.T HOLDINGS INC.

Interim Unaudited Notes to the Consolidated Financial Statements

Six Months Ended June 30, 2018

Expressed in United States dollars

13. Related Party Transactions

The aggregate value of transactions and outstanding balances relating to key management personnel were as follows:

Related party transactions	Six months ended June 30,	Year ended December 31,
	2018	2017
Remuneration and benefits	$50,000	$221,700
Share based payments	$1,443,928	$–
Amounts owed	$–	$–

In June 2018, 3,850,000 stock options were granted at an exercise price of $0.38 per common share, and will expire on June 25, 2023. The fair value was determined to be $853,000 using the Black-Scholes option pricing model.

2,000,000 common shares were granted to CEO Craig Snyder, per his employment contract, with a fair value of $590,928.

14.       Capital management

Capital is comprised of the Company’s shareholder’s equity and any debt it may issue. As at June 30, 2018, the Company’s shareholders’ equity was $(2,639,126). (December 31, 2017 $(4,806,862). The Company’s objective when managing capital is to safeguard its accumulated capital in order to provide adequate return to shareholders by maintaining a sufficient level of funds, in order to support its ongoing activities. The Board of Directors does not establish quantitative return on capital criteria for management, but rather relies on the expertise of the Company’s management to sustain future development of the business. Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable.

The Company is dependent on cash flows generated from its clinical operations and from external financing to fund its activities. The Company will spend its existing working capital and raise additional amounts as needed. The Company is not subject to any externally imposed capital requirements.

15.       Financial risk management

Financial instruments measured at fair value are classified into one of three levels in the fair value hierarchy according to the relative reliability of the inputs used to estimate the fair values. The three levels of the fair value hierarchy are:

Level 1 – Unadjusted quoted prices in active markets for identical assets or liabilities;

Level 2 – Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly; and

Level 3 – Inputs that are not based on observable market data.

At June 30, 2018, the Company's financial instruments consist of cash, accounts payable and accrued liabilities, convertible debt, notes payable and amounts due to related parties. The fair values of cash, accounts payable and accrued liabilities, notes payable and amounts due to related parties approximate their carrying values due to the relatively short-term to maturity. The Company classifies its cash as FVTPL and accounts payable and accrued liabilities, convertible debt, notes payable and due to related parties as other financial liabilities. The fair value of cash is based on level 1 inputs of the fair value hierarchy.

The Company is exposed to a variety of financial instrument related risks. The Company’s risk exposures and the impact on the Company’s financial instruments are summarized below:

18

EMPOWER CLNICS INC.,

FORMERLY S.M .A.A.R.T HOLDINGS INC.

Interim Unaudited Notes to the Consolidated Financial Statements

Six Months Ended June 30, 2018

Expressed in United States dollars

15. Financial risk management (continued)

Credit risk

Credit risk is the risk of loss associated with a counterparty’s inability to fulfill its payment obligations. Financial instruments that potentially subject the Company to concentrations of credit risks consist principally of cash. To minimize the credit risk the Company places these instruments with a high credit quality financial institution.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company typically settles its financial obligations out of cash. As at June 30, 2018, the Company had a cash balance of Nil and current liabilities of $3,677,471. (December 31, 2017 Nil and $5,436,664 respectively). The Company’s current resources are not sufficient to settle its current liabilities.

The Company’s accounts payable and accrued liabilities are due in the short term. The Company’s notes payable are due on demand.

Interest rate risk

Interest rate risk is the risk that future cash flows will fluctuate as a result of changes in market interest rates.

16.        Commitments

The Company has lease commitments as follows:

Fiscal 2018	$115,021
Fiscal 2019	$214,616
Fiscal 2020	$46,820

17.        Contingent liabilities

The Company is involved in a number of legal actions with the former President and director of its subsidiary companies (the “Litigant”) following the termination for cause of the Litigant in June 2016.

In one action, as the Litigant refused to comply with the termination, the Company received a temporary restraining order (“TRO”) requiring the Litigant to comply with the termination and cease using company property. Later, following a full evidentiary hearing, the court issued a preliminary injunction consistent with the TRO. In June 2017, the Litigant, filed counterclaims against the company and its subsidiaries. The Litigant’s counterclaims broadly allege that his written agreements with the Company and its subsidiaries were induced by fraud or mistake. He claims he believed he was promised that he would own 50% of the Company in perpetuity, and that his lack of control over the Corporation and its subsidiaries has caused him economic harm in the amount of $10 million. The Litigant seeks money damages or rescission of the agreements. The Company and its subsidiaries are prosecuting their claims against the Litigant, and are vigorously defending against all of his counterclaims.

In a second action, the Litigant filed a lawsuit on behalf of The Hemp and Cannabis Foundation (“THCF”) for rescission of an agreement whereby THCF sold a parcel of residential real estate to one of the subsidiaries, The Hemp and Cannabis Company (“THCC”). In that case, THCF claims THCC has failed to make payments on a note. THCF’s lawyer has withdrawn, and THCF has not hired replacement counsel. THCC’s motion to dismiss is pending. THCC is vigorously defending against this.

19